July 20, 2010

Parker Morrill
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:           U.S. Energy Corp. - File No. 0-06814

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010

Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

Dear Mr. Morrill:

We are in receipt of your above referenced letter relating to the periodic reports and proxy statement.  It is our understanding that on July 6, 2010, you discussed some of the comments with Stephen Rounds, our outside securities counsel.  Below is the text of the staff comments, and our proposed responses and the timing thereof, taking into account the discussion with Mr. Rounds.

As an overview and in line with your discussion with Mr. Rounds, we are providing proposed disclosure for the staff’s consideration.  When we have come to agreement with the staff on content, we believe it appropriate to make all disclosures on a going forward basis.  Exceptions would be reserve determination technologies (comment 2) and filing revised engineering reports, which we propose to file by Form 10-K/A when we have both revised reports in hand (as discussed below) and have resolved with the engineers the reserve determination technologies issue.

General

1.
In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or your working partners are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment.  For example, and without limitation, please address the following:

•
Disclose your insurance coverage with respect to any liability related to any such event.  Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles.  For example, and without limitations, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

•	Disclose your related indemnification obligations and those of your customers, if applicable.

Such disclosure should be set forth in the “Business” section of your annual report and in the “Risk Factors” and MD&A sections of your periodic reports, as applicable.  Please provide a sample of your proposed disclosure for our review.  In responding to this comment, please consider all your current and planned operations, not just those involved in offshore operations.

Response:

The Company’s potential liability exposure lies in five areas: Non-operated oil and gas exploration and production (mostly onshore, with some offshore-shallow water wells); a non-operated mineral property in the permitting-exploration stage (the Mt. Emmons molybdenum property in Colorado); a residential multi-family housing complex in Wyoming (owned and operated by the Company through a wholly-owned subsidiary); the operation of our corporate aircraft, and property damage and liability associated with the ownership of other corporate assets.

We propose to make all the following disclosures for the next Form 10-K for year ending December 31, 2010.  The additional risk factor would be disclosed in the next filed Form 10-Q (for period ended June 30, 2010).

New Risk Factor:

Insurance may be insufficient to cover future liabilities.  Our business is focused in three areas, each of which presents potential liability exposure: Oil and gas exploration and development; permitting and limited exploration of the Mt. Emmons molybdenum property; and a residential multi-family housing complex in Gillette, Wyoming.  We also have potential exposure in connection with the Company’s corporate aircraft and general liability and property damage associated with the ownership of other corporate assets.  We rely on the operators of our oil and gas and mineral properties to obtain and maintain liability insurance for our working interest in the properties.  We maintain insurance policies for the liability of and damage to our multifamily housing complex, corporate aircraft and general corporate assets.

We also have separate policies for liability and environmental exposures of the water treatment plant at the Mt. Emmons project.  These policies provide coverage for bodily injury and property damage as well as costs to remediate events adversely impacting the environment.

We would be liable for claims in excess of coverage.  If uncovered liabilities are substantial, payment thereof could adversely impact the Company’s cash on hand, resulting in possible curtailment of operations.  See “Business – Insurance” elsewhere in this Report.  As of the date of this Report, we know of no claims related to any of our properties.

New Business Disclosure:

Insurance

The Company has the following insurance coverage:

General

A general liability policy provides $1 million of liability coverage per occurrence, $2 million general aggregate limit and a $10 million commercial excess liability policy.  These policies cover bodily injury and property damage, but do not cover all potential liabilities for Company activities.  Accordingly, we have additional policies related to other areas of our business.

Oil and Gas Exploration and Development

Pursuant to the Joint Operating Agreements (“JOAs”) between the Company and each operator of the properties where we hold working interests, each working interest owner is responsible for paying its share of costs and expenses related to operations.  The liability of the parties is several, not joint or collective, and the relationship between the parties is not a partnership.  None of the JOAs provide for indemnification between the parties.

The JOAs also require the operator to obtain and maintain liability insurance for the benefit of all the working interest owners (premiums are paid pro rata by the working interest owners).  Policies currently in place provide $1 million per event, $2 million general aggregate liability coverage, $1 million auto insurance, excess coverage (overlaying the preceding) of $5 million to $20 million and $5 million to $15 million for “operator’s extra expense” (control of well).  Premiums are paid by the working interest owners pro rata to ownership.

The Company is currently seeking bids on well control, general liability and property loss over and above the amount carried by the operators of the Company’s oil and gas and mineral properties.

Mt. Emmons

The Company is responsible for all costs to operate the water treatment plant at the Mt. Emmons project until Thompson Creek Metals (“TCM”) elects to exercise its option to own an interest in the property.  We maintain an insurance policy for our benefit in the amounts of $1 million per event, $2 million aggregate general liability, $1 million automobile liability, $10 million environmental impairment liability, and $10 million excess liability (an upper limit on the coverage other than environmental).

U.S. Energy is an additional insured under TCM’s policies with respect to operations at Mt. Emmons not related to the water treatment plant, with policy limits of $1 million per event, $2 million general aggregate liability, and excess liability of $10 million.

We believe the above insurance is sufficient in the current permitting-exploration stage of the Mt. Emmons project.  Additional insurance will be obtained as the level of activity in exploration and development expands.

Corporate Aircraft

The Company maintains a $20 million per event liability policy on its corporate aircraft.  We also maintain physical damage insurance, $200,000 and $4.0 million, on the aircraft which approximates their replacement value.

Remington Village

We have a policy covering $1 million each event, $2 million general aggregate liability and a $9 million of excess liability policy.  The deductibles are $1,000 ($5,000 retained limited) per event.  We maintain $20.4 million of coverage for the real property written on a Special Form/Replacement Cost basis.

New MD&A Disclosure under Liquidity and Capital Resources:

We have liability insurance coverage in amounts deemed sufficient and in line with industry standards for the location, stage, and type of operations in oil and gas, mineral property development (the Mt. Emmons molybdenum project), and the Remington Village housing complex.  Payment of substantial liabilities in excess of coverage could require diversion of internal capital away from regular business, which could result in diminished operations.  We have property loss insurance on all major assets equal to the approximate replacement value of the assets.

Form 10-K for the Fiscal year Ended December 31, 2009

Properties

Oil and Natural Gas, page 27

2.
We note that you have made material additions to your reserve estimates.  Please provide a discussion of the technologies you used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed, pursuant to Item 1202(a)(6) of Regulation S-K.

Response:

The Company does not employ reserve engineers.  We rely on well data provided by the operators of each of our oil and gas properties.  Changes to reserve estimates are calculated by independent reserve engineers (the same ones that report on the operators’ reserves, but separately engaged by us for our internal and SEC reporting needs).

Specifically in response to this comment 2, we note that the subject Form 10-K has the following disclosure:

“Item 2 – Properties

Oil and Natural Gas

The following table sets forth our net proved reserves as of the dates indicated.  Our reserve estimates as of December 31, 2009 are based on reserve reports prepared by Ryder Scott Company, L.P. (“Ryder Scott”), and Cawley, Gillespie & Associates, Inc. (“CGA”).  Our reserve estimates as of December 31, 2008 are based on a reserve report prepared by Ryder Scott Company, L.P.  Ryder Scott and CGA are nationally recognized independent petroleum engineering firms.  Ryder Scott is a Texas Registered Engineering Firm (F-1580) and CGA is a Texas Registered Engineering Firm (F-693).  Ryder Scott prepared the estimates related to our Gulf Coast Basin, including Louisiana and Texas properties and CGA prepared the estimates or our North Dakota properties.  The reserve estimates were based upon the review by the relevant engineering firm(s) of production histories and other geological, economic, ownership and engineering data, as provided by us and by the operators.  Copies of these reports are filed as exhibits to this Annual Report.

We do not have in-house geological, geophysical and reserve engineering expertise.  We therefore primarily rely on the operators of our producing wells who provide production data to our contract reserve engineers.  Once the reserve engineers have reviewed all data and established preliminary reserves for the operators of the wells for which we rely on the operator, they also prepare a standalone report for us.”

We submit that current disclosure is sufficient.  Please advise if you concur.  If you do not, please provide guidance for different disclosure that would be consistent with the fact that we do not employ reservoir engineers.

Exhibit 99.1, Report of Ryder Scott Company, L.P.

3.
The closing paragraph states in part that the report “was prepared for the exclusive use and sole benefit of U.S. Energy Corp., and may not be put to other use without our prior written consent for such use.”  As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

4.	We refer you to Items 1202(a)(8)(iv); 1202(a)(8)(viii) of Regulation S-K. Please obtain and file a revised report from Ryder Scott which includes the following:

•	a statement that the consultant has used all methods and procedures as it considered necessary under the circumstances to prepare the report;

•	a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves; and

•	a statement that the assumptions, data, methods, and procedures used in the report are appropriate for the purpose served by the report.

5.
In the revised report you obtain, ensure that there is appropriate disclosure of the relevant benchmark prices and weighted average prices from the total company reserve report.  See Item 1202(a)(8)(v) of Regulation S-K.  Such weighted average prices should be provided by the geographic area required to be provided in the reserves table, pursuant to Item 1202(a)(2) of Regulation S-K.

Response to Comments 3, 4 and 5:

We have reviewed this request with Ryder Scott but as of the date of this response, we have not received a revised report from Ryder Scott.  We propose filing this report on Form 10-K/A, as soon as we receive Ryder Scott’s revised report.

Exhibit 99.2, Report of Cawley, Gillespie & Associates, Inc.

6.	Disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. Refer to Item 1202(a)(7) of Regulation S-K.

7.
The report states that the methods employed in estimating reserves are described in page 4 of the Appendix.  The Appendix describes four methods generally but does not indicate which methods were actually used to estimate your reserves.  Please obtain a revised report that specifically indentifies the methods used to prepare your reserves.

8.
We note the statements in the report on page 2 that state “Possible environmental liability related to the properties has not been investigated nor considered,” and “The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered.”  Please obtain a revised report that provides a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves, pursuant to Item 1202(a)(8)(vi).

Response to Comments 6, 7 and 8:

We have received a revised report from Cawley Gillespie, attached to this letter (with changes highlighted by Cawley), with changes requested by the staff.   We believe the changes are responsive, and propose filing Cawley, Gillespie’s revised report by Form 10-K/A at the same time we receive Ryder Scott’s revised report (see response to comments 3, 4 and 5).

Definitive Proxy Statement on Schedule 14A filed April 29, 2010

Business Experience and Other Directorships of Directors and Officers, page 15

9.	Revise the biographical sketch for Mr. Conrad to identify the three oil and gas drilling funds with which he has served as Co-General Partner for the past five years.

Response:

We propose including the following disclosure in the Company’s next proxy statement:

For the past five years, Mr. Conrad has been, directly or indirectly a managing member of three privately-held oil and gas partnerships.  The partnerships, and his interest in them, are as follows:

•	Mr. Conrad is a co-managing member of Conrad Wildes Development GP, L.L.C. (the “Development LLC”). The Development LLC is the general partner of the Conrad Wildes Development Program, LTD
•	Mr. Conrad is the co-managing member of Conrad Wildes Oil & Gas II, LLC and W. S. Vecta Exploration, LLC.

There is no relationship between U.S. Energy and these two partnerships.

In 2007, U.S. Energy Corp. entered into a Transfer Agreement with Wildes Exploration Mid-Miocene, LP (“WEMM”).  Mr. Conrad owns approximately 50% of WEMM which is entitled to the assignment of a working interest equal to 15% of U.S. Energy’s 20% working interest (a 3% net working interest) after U.S. Energy has recovered 100% of all of its costs plus 6% interest compounded annually for each producing well drilled and completed by PetroQuest within any of the three areas of mutual interest (“AMIs”).   This  arrangement was pursuant to the 2007  Exploration and Area of Mutual Interest  Agreement with  PetroQuest

Energy, Inc. for exploration activities in three AMIs in the Gulf Coast region. WEMM’s working interest will increase to 20% of the Company’s 20% working interest (a 4% net working interest) after the Company has recovered 200% of its costs from each producing well within each of the AMIs.  Mr. Conrad will receive from WEMM one-half of its net revenues out of the working interest (after payout plus interest has been attained by U.S. Energy), after working interest expenses.

Currently, there is only one producing PetroQuest well (the Leghorn well) in the AMIs, although it is possible that additional wells may be drilled by PetroQuest in the AMIs with U.S. Energy’s participation.  This current well has not attained payout for U.S. Energy.  If payout is attained, the U.S. Energy Board of Directors will monitor WEMM’s payments to Mr. Conrad to determine whether the payments will result in his losing status as an “independent director” of U.S. Energy.

Compensation Discussion and Analysis, page 18

10.
We note that “the Compensation Committee has determined that the compensation package generally is consistent with compensation arrangements at similarly-sized corporations in the oil and gas and minerals business.”  Please explain the criteria you use to identify “similarly-sized corporations” and name the companies that the Committee examined to make its determination.

Response:

In 2008 the Company, at the request of the Compensation Committee, generated an internal report of oil and gas companies as well as mineral companies with Market Capitalizations of $50 to $100 million.  The sample size included 121 companies.  The analysis included a review of the balance sheet strength, liquidity, debt, cash flows, profitability and equity of each of the 121 companies to determine if the sample data were comparable to the Company.  As the Company was not an oil and gas producer at that time “true comparables” were difficult to find.  A complete review and analysis was made of the 121 companies’ proxy statements to determine the annual base salary, bonuses, equity compensation and all other forms of compensation paid to top executives.

From this data graphs and tables were generated to compare the Company’s annual compensation packages to the companies in the data sample.  Obvious exceptions to annual compensation were either discounted or discarded from the analysis.  The Company also received and reviewed the Mountain States Employers Counsel Survey of oil and gas and mineral companies.  Again comparison graphs and tables were constructed from the data and the Company’s annual compensation packages and components of each, by employment position, were plotted against the data.

Following their review of the data produced from this extensive analysis, the Compensation Committee was satisfied that the compensation packages of the Company’s executive staff were within the ranges paid by other companies of comparable size in the mineral and oil and gas sectors.

The Compensation Committee then set about designing a cash bonus plan which would incentivize management to obtain annual corporate goals.  This plan is disclosed in its entirety in the June 26, 2009 annual proxy statement of the Company and summarized in the June 25, 2010 proxy statement.

In July 2010, the Company contracted the use of a compensation data base, Equlair, to analyze the compensation levels of not only its top executives but the independent directors as well. Based on this data the Company will make appropriate disclosure of peer group compensation in the Company’s next proxy statement for the annual meeting to be held in June of 2011.

11.	Discuss in further detail the personal goals of each executive that comprise the Personal Goals portion of the Performance Compensation Plan.

Response:

The goals and objectives of the Executive Officers generally parallel the corporate goals and objectives outlined in the Compensation Discussion and Analysis along with the matrix for bonuses as disclosed in the annual proxy statements beginning with June 26, 2009.  These are quantifiable goals designed to increase shareholder value.  We will add a statement to properly reflect the intent of corporate goals and personal goals of executive officers being the same in future Compensation Discussion and Analysis disclosures beginning with the proxy statement for the annual meeting to be held in June of 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2010

General

12.
In light of the recent events in the Gulf of Mexico, be sure to include appropriate risk factor disclosure to address any material difficulty you may encounter in that area related to these events, including the possible effects of government action or pending and proposed regulation, or explain why you have not yet included such a risk factor.

Response:

We propose that disclosure in response to this comment be made in the Forms 10-Q going forward (beginning with the period ended June 30, 2010) be included in MD&A and risk factors.  See our response to comment 1 above.

Closing:

We confirm to you that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any questions in the course of review, please contact me at the above phone number, scott@usnrg.com, or our counsel, Steve Rounds, at 303.377.6997, or by e-mail to him at sercounsel@msn.com.

Sincerely,

/s/ Robert Scott Lorimer

Robert Scott Lorimer,
CFO/V.P. Finance